SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 001-14489

TELE CENTRO OESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.
CNPJ nº 02.558.074/0001-73
a publicly-held company

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
CNPJ nº 02.558.132/0001-69
a publicly-held company

RELEVANT NOTICE

Telesp Celular Participações S.A. (“TCP”) and Tele Centro Oeste Celular Participações S.A. (“TCO”) by means of this relevant notice, inform that the public offer to acquire common shares through the sale of shares was concluded.

Through the public offer to acquire shares, 32.205.831.707 common shares ordinaries were acquired, representing 74,2% of the common shares outstanding. The total value of the offer was R$538.803.562,79.

As a result of this offer, TCP detains 90,7% of the voting shares of TCO, excluding shares held in treasury.

São Paulo, November 18, 2003.

Telesp CelularParticipações S.A.
Fernando Abella Garcia
Director, Finance and Investor Relations

Tele Centro Oeste Celular Participaçõs S.A.
Luis André Carpintero Blanco
Director, Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2003

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.